Exhibit 99.3

25FE14114_0115LA Security Class Holder Account Number 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Form of Proxy - Annual Meeting to be held on May 9, 2014 This Form of Proxy is solicited by and on behalf of Management. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER • You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup". To Receive Documents Electronically . • Smartphone? Scan the QR code to vote now. 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Mountain Time, on Wednesday, May 7, 2014. Notes to proxy

ERJQ 0 4 9 2 8 9 Fold Fold . If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. A R 2 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. 25FE14114_0115MC Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. DD / MM / YY . Signature(s) Date Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. I/We, being holder(s) of Enerplus Corporation (the "Corporation") hereby appoint: Ian C. Dundas, the President & Chief Executive Officer of the Corporation, or failing him, David A. McCoy, the Vice President, General Counsel & Corporate Secretary of the Corporation OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Enerplus Corporation (the "Meeting" ) to be held at the Metropolitan Centre, Lecture Theatre, 333-4th Avenue S.W. Calgary, Alberta on Friday, May 9, 2014 at 10:00 AM (Mountain Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors Withhold For 01. DAVID H. BARR 04. IAN C. DUNDAS 07. ROBERT B. HODGINS 10. DONALD J. NELSON 13. SHELDON B. STEEVES Withhold For 02. MICHAEL R. CULBERT 05. HILARY A. FOULKES 08. SUSAN M. MACKENZIE Withhold For 03. EDWIN V. DODGE 06. JAMES B. FRASER 09. DOUGLAS R. MARTIN For 2. Appointment of Auditors To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation. Withhold For 3. Share Award Incentive Plan To consider and, if thought advisable, approve an ordinary resolution, the text of which is set out in the accompanying Information Circular and Proxy Statement of the Corporation dated April 2, 2014, to approve a share award incentive plan of the Corporation. Against Vote For all nominees listed below (or vote for individual nominees below) 11. ELLIOTT PEW 12. GLEN D. ROANE For 4. Amendment to By-Laws To consider and, if thought advisable, approve an ordinary resolution to confirm amendments to the Corporation's by-laws to include an "advance notice" provision. Against For 5. Advisory Resolution on Executive Compensation To vote, on an advisory, non-binding basis, on an ordinary resolution to accept the Corporation's approach to executive compensation. Against